Occidental Petroleum Corporation	10889 Wilshire Boulevard Los Angeles, California 90024
	Telephone	(310) 208-8800
	Facsimile	(310) 443-6690

STEPHEN I. CHAZEN president and chief executive officer
Direct Telephone	(310) 443-6311
Direct Facsimile	(310) 443-6812

October 16, 2012

Via Facsimile and Air Courier

United States Securities and Exchange Commission
100 F Street NE, Stop 4628
Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance

	Re:	Occidental Petroleum Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 23, 2012
Response Letter Dated August 14, 2012
File No. 001-09210

Dear Mr. Schwall:

The information set forth below is submitted in response to your comments on the referenced filing, as set forth in your October 2, 2012 letter.  Capitalized terms used in this letter and not otherwise defined have the meanings ascribed to them in the 2011 Form 10-K.  The numbered paragraphs and headings correspond to the numbered paragraphs and headings of your letter.

Form 10-K for the Fiscal Year ended December 31, 2011

Risk Factors, page 6

Occidental's businesses may experience catastrophic events, page 7

1.
We note your response to prior comment 3 from our letter dated August 2, 2012 in which you provide proposed disclosure for your next Form 10-K.  We also note that you acknowledge that you have experienced a cyber-attack on your systems.  It does not appear that you have previously disclosed to your investors that you have experienced a cyber-attack.  Beginning with your next Form 10-Q, please include the additional discussion of cyber security risks together with a statement that acknowledges that you have experienced a cyber-attack on your systems.

Occidental Response to SEC Letter Page 2 of 2	October 16, 2012

Response to Comment 1

In the next Form 10-Q and future filings as applicable, Occidental will disclose the cyber-attack experienced on its email system in 2009 and 2010, and provide the additional discussion of cyber security risks, substantially in the following form:

Cyber attacks on businesses have escalated in recent years.  Occidental relies on electronic systems and networks to control and manage its oil and gas, chemicals and pipeline operations and has multiple layers of security to mitigate risks of cyber attack.  If, however, Occidental were to experience an attack and its security measures failed, the potential consequences to its businesses and communities in which it operates could be significant.

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As you have seen from our responses to your comments, we agree that, in some instances, the staff suggestions would enhance the disclosures. We also believe, however, that (i) the referenced filing substantially complies with the requirements of GAAP, Regulation S-X and Regulation S-K, (ii) the disclosures are adequate, and (iii) the information provided in the referenced filing was and is fairly stated in all material respects as of the date of such disclosures. Therefore, we respectfully request that the staff permit any additional disclosures to be made prospectively in Occidental’s future filings, as specifically indicated in this response letter or as further modified after discussion with the staff.
_____________________________________________

Occidental acknowledges that:

● Occidental is responsible for the adequacy and accuracy of the disclosure in the referenced filing;

● Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the referenced filing; and

● Occidental may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you need any further information or elaboration, or if you wish to discuss any of the information presented above, please call me at your convenience at (310) 443-6311.

Very truly yours,

/s/ STEPHEN I. CHAZEN

Stephen I. Chazen
President and
Chief Executive Officer